

October 9, 2014

Via E-mail
Mr. Mario Augusto da Silva
Chief Financial Officer
Braskem S.A.
Rua Lemos Monteiro, 120-24 andar
Butantã – São Paulo, SP
CEP 05501-050
Brazil

> **Re:** **Braskem S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 1-14862**

Dear Mr. Silva:

We have reviewed your response letter dated September 5, 2014 and have the following comment.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18. Financial Statements, page F-1

Note 21 – Financial instruments, page F-68

1.   We note your response to prior comment two from our letter dated August 22, 2014 and appreciate the additional information you provided. In light of the original maturity dates of the dollar-denominated liabilities you designated as a hedge for future exports, please revise future filings to disclose and more fully explain to us: how and why you designated these dollar-denominated liabilities as a hedge of exports during the period 2016 through 2024 and if and how the extended time period impacted your assessment of your ability to renegotiate or roll-over the liabilities and your assessment that the exports are "highly probable." Please also more fully explain to us your disclosure on page F-73 that "to analyze the effectiveness of the operations, the export flows will be considered only until the date of maturity of the underlying debt." In addition, please revise future filings to clarify the original maturity dates of the dollar-denominated liabilities you designated as a hedge for future exports.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Joel Benedito Junior (via E-mail)
       Braskem S.A.